

15047766

OMMISSION
9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section

MAR 0 2 2015

Washington DC
404

SEC FILE NUMBER
8-~~05~~
8-00484

CM

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2014___ AND ENDING ___December 31, 2014___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wayne Hummer Investments, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, 28th Floor
_____
(No. and Street)

Chicago   Illinois   60606
_____
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive   Chicago   Illinois   60606
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



AB
3/16

OATH OR AFFIRMATION

I, _____Thomas M. Paulus_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Wayne Hummer Investments, LLC_____ , as of _____December 31_____ , 20_14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Chief Financial Officer_____
Title

_____Karen Wobken_____
Notary Public

OFFICIAL SEAL
KAREN WOBKEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/18/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF
FINANCIAL CONDITION

December 31, 2014

Wayne Hummer Investments LLC
With Report of Independent
Registered Public Accounting Firm



WAYNE HUMMER°
INVESTMENTS
A WINTRUST WEALTH MANAGEMENT COMPANY

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2014

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
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Report of Independent Registered Public Accounting Firm

The Board of Directors of Wayne Hummer Investments LLC

We have audited the accompanying statement of financial condition of Wayne Hummer Investments LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wayne Hummer Investments LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	190,243
Deposits with clearing organizations and clearing broker		260,582
Receivables from:		
Clearing broker		27,518,010
Affiliates		3,419,931
Securities owned, pledged		1,059,064
Company-owned life insurance		7,951,059
Fixed assets, at cost (net of accumulated depreciation and amortization of $5,294,655)		1,543,278
Goodwill		7,960,483
Deferred tax receivable		1,642,401
Other assets		1,176,907
Total assets	$	52,721,958

Liabilities and member's equity

Liabilities:		
Short-term borrowings	$	1,100,000
Nonqualified deferred compensation plan – plan liabilities		6,226,447
Accrued compensation and benefits		4,127,416
Deferred rent		1,771,025
Accounts payable, accrued expenses, and other liabilities		2,839,729
Total liabilities		16,064,617
Member's equity		36,657,341
Total liabilities and member's equity	$	52,721,958

See notes to statement of financial condition.

1. Organization

Wayne Hummer Investments LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company, a financial services firm headquartered in Chicago, Illinois, is a wholly owned subsidiary of North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that is also a member of the Federal Reserve. NSCB is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust or the Parent).

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC, a subsidiary of Wells Fargo Advisors.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement,* the Company grouped financial assets and financial liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value. These levels are:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

2. Summary of Significant Accounting Policies (continued)

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the above valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the assets or liabilities. The following is a description of the valuation methodologies used for the Company's assets and liabilities measured at fair value on a recurring basis:

Securities owned, pledged - Fair values for proprietary securities owned are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing or indicators from market makers.

Financial Instruments

Fair values for securities are typically based on prices obtained from independent pricing vendors. Securities measured with these valuation techniques are generally classified as Level 2 of the fair value hierarchy. Typically, standard inputs such as benchmark yields, reported trades for similar securities, issuer spreads, benchmark securities, bids, offers, and reference data, including market research publications, are used to fair value a security. When these inputs are not available, broker-dealer quotes may be obtained by the vendor to determine the fair value of the security. The Company reviews the vendor's pricing methodologies to determine if observable market information is being used, versus unobservable inputs. Fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal valuation techniques where the unobservable inputs are significant to the overall fair value measurement. Other financial instruments are recorded by the Company at contract amounts and include receivables from clearing brokers and others. Financial instruments carried at contract amounts, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Company-Owned Life Insurance

Company-owned life insurance (COLI) policies, are carried at cash surrender value.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets ranging from two to seven years, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

ASC 350, *Intangibles - Goodwill and Other*, addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. In accordance with accounting standards, goodwill is not amortized, but rather is tested for impairment on an annual basis or more frequently when events warrant. The Company conducted its annual impairment analysis as of December 31, 2014, and concluded goodwill is not impaired.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an income tax benefit or income tax expense in the period that includes the enactment date.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. In accordance with ASC 740, *Income Taxes*, uncertain tax positions are initially recognized in the statement of financial condition when it is more likely than not the positions will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Deferred Rent

Rent expense for operating leases, which may have escalating rentals over the terms of the lease, is recorded on a straight-line basis over the initial lease term. The Company's initial lease term included a period of free rent, where no rent payments were due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as deferred rent and amortized to rent expense over the initial term of the lease.

3. Receivables From Clearing Broker

Receivables from the clearing broker include unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivables from the clearing broker is a deposit in the amount of $24,220,893 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured, interest bearing, and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Fair Value of Financial Instruments

The following table presents the balances of financial instruments measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Securities owned, pledged:				
Collaterized mortgage obligations	$ —	$ 44,231	$ —	$ 44,231
Corporate bonds	—	15,889	—	15,889
State and municipal government obligations	—	980,593	—	980,593
Other	—	18,351	—	18,351
Total securities owned, pledged	—	1,059,064	—	1,059,064
Total	$ —	$ 1,059,064	$ —	$ 1,059,064

All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

Cash, deposits with clearing broker, receivables from clearing broker, and receivables from affiliates are short term in nature and accordingly are carried at amounts that approximate fair value (categorized as Level 2 of the fair value hierarchy).

Short-term borrowing is a floating rate intercompany loan, and its carrying value approximates its fair value (categorized as Level 2 of the fair value hierarchy).

5. Fixed Assets, at Cost, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following at December 31, 2014:

Computer equipment and hardware	$ 648,708
Furniture and fixtures	3,084,676
Leasehold improvements	3,104,549
Total	6,837,933
Less accumulated depreciation and amortization	(5,294,655)
	$ 1,543,278

6. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plans

Wintrust sponsors a defined contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and

6. Employee Benefit Plans and Stock-Based Compensation (continued)

share in employer contributions. The Company has agreed to match 60% of each dollar of participant contributions up to a maximum matching contribution of $4,000 annually. Total contributions made by the Company during the year were $422,693.

Deferred Compensation

Wintrust sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Although not required to do so, the Company has chosen to fund its obligation under this deferred compensation plan by investing in COLI. The balances in COLI are subject to the claims of general creditors of the Company and totaled $7,951,059 at December 31, 2014.

7. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax assets as of December 31, 2014, are as follows:

Assets	$	4,474,049
Liabilities		2,831,648
Net deferred tax assets	$	1,642,401

Net deferred tax assets consist principally of net temporary differences related to various compensation plans, premises, and goodwill.

The Company had no unrecognized tax benefits at January 1, 2014, did not have increases or decreases in unrecognized tax benefits during the year, and does not have any tax positions for which unrecognized tax benefits must be recorded at December 31, 2014. In addition, for the year ended December 31, 2014, the Company has no interest or penalties relating to income tax positions recognized in the statement of financial condition. If the Company were to record interest or penalties associated with uncertain tax positions or as the result of an audit by a tax jurisdiction, the interest or penalties would be included in income tax expense. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

Wintrust is subject to U.S. federal income tax as well as income tax in numerous state jurisdictions. In the ordinary course of business, its income tax returns are routinely subject to audit by the taxing authorities of these jurisdictions. Currently, the Company's federal income tax returns are open and subject to audit for the 2011 tax year forward, and in general, the Company's state income tax returns from the 2011 tax return forward are open and subject to audit, subject to individual state statutes of limitations.

8. Related-Party Transactions

The Company has a line of credit available in the amount of $30,000,000 with an affiliate that matures on April 30, 2015. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2014, the amount outstanding was $1,100,000.

Included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to ten years.

The following related-party transactions were included in the statement of financial condition as of December 31, 2014:

Statement of financial condition		
Receivables from affiliates:		
Loans and accrued interest due from employees	$	3,418,982
Due from The Chicago Trust Company		133
Due from Great Lakes Advisors		816
Total receivable from affiliates	$	3,419,931
Short-term borrowings from affiliate	$	1,100,000

9. Commitments, Contingencies, and Guarantees

Commitments

The Company leases certain office space and equipment under noncancelable operating lease agreements that expire on various dates through 2018.

At December 31, 2014, the aggregate future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

December 31	Payment	Income
2015	$ 1,082,591	$ (269,550)
2016	1,115,527	(478,673)
2017	1,101,606	(507,109)
2018	821,070	(398,696)
Total	$ 4,120,794	$ (1,654,028)

9. Commitments, Contingencies, and Guarantees (continued)

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

Guarantees

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2014, the total amount of customer balances with margin extended by its clearing broker and subject to such indemnification was $23,458,643. In accordance with applicable margin-lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted by customers; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

10. Net Capital Requirements

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, which requires the Company to maintain minimum net capital equal to $250,000, as defined.

At December 31, 2014, the Company had net capital of $13,826,423, which was $13,576,423 in excess of its required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

11. Subsequent Events

Management evaluated material subsequent events in the accompanying statement of financial condition and notes through the date of issuance of its annual statement of financial condition as of December 31, 2014.

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